Exhibit 99.1
PRESS RELEASE
May 7, 2009
Eksportfinans first quarter 2009:
Strong underlying business performance – record high level of new disbursements of export related loans
The underlying business operations for the Eksportfinans Group showed continued good performance in the first quarter of 2009. Net interest income in the first quarter was NOK 353 million, which is an increase of NOK 245 million compared to the first quarter of 2008.
Profit for the period was NOK 2,022 million in the first quarter of 2009, compared to a loss of NOK 203 million in the first quarter of 2008. This increase was mainly due to the decrease in the mark-to-market value of Eksportfinans’ own debt, which led to unrealized gains in the accounts. These unrealized gains will be reversed as unrealized losses in the years ahead. Net profit excluding unrealized gains and losses was NOK 298 million in the first quarter of 2009, compared to NOK 42 million in the equivalent period in 2008.
Export Lending
Due to the substantial order back-log of export financing projects following the very high activity in the Norwegian maritime industry in recent years, new disbursements of export related financing from Eksportfinans were close to three times higher in the first quarter of 2009 than in the first quarter of 2008. New disbursements of export related loans were NOK 8.5 billion in the first quarter of 2009, compared to NOK 3.1 billion during the same period in 2008.
Local Government Lending
Total outstanding loans from Eksportfinans’ subsidiary Kommunekreditt Norge AS at March 31, 2009 amounted to NOK 52.4 billion, which was a decrease of 25 percent compared to March 31, 2008, and an 11 percent decrease compared to December 31, 2008. The decrease was mainly caused by prepayments of loans due to higher margins and a more active bond market available to Norwegian municipalities in the first quarter of 2009.
On May 7th 2009 Eksportfinans signed an agreement with Kommunal Landspensjonskasse (KLP) whereby KLP purchases all the shares in Kommunekreditt Norge AS. The sale of Kommunekreditt is a consequence of the decision made in December 2008 to look for different strategic solutions for Kommunekreditt. The shares were sold at book value on March 31, 2009. The agreement with KLP implies that Eksportfinans takes over NOK 11 billion in loans from Kommunekreditt. In addition Eksportfinans will provide funding to KLP for the rest of Kommunekreditt’s loan portfolio for a period of two years at agreed conditions. For more information please see separate press release or access www.eksportfinans.no.
Funding
New funding in the first quarter of 2009 amounted to NOK 16.5 billion through 189 individual trades, compared with NOK 15.1 billion and 215 trades for the same period in 2008. New issues were bought primarily by investors in Japan and also in the USA.

Key Figures:

	First quarter 2009	First quarter 2008
New export lending	NOK 8,528 million	NOK 3,107 million
New loans to Norwegian public sector	NOK 1,422 million	NOK 2,883 million
New funding	NOK 16,531 million	NOK 15,071 million
Total assets	NOK 270,646 million	NOK 218,908 million
Capital adequacy	12,0%	10,9%

Net interest income	NOK 353 million	NOK 108 million
Net interest income from discontinued operations*	NOK 120 million	NOK 32 million
Profit/ (loss) for the period	NOK 2,022 million	(NOK 203 million)
Net profit excluding unrealized gains and losses	NOK 298 million	NOK 42 million

*	Net interest income from Kommunekreditt Norge AS is presented separately in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”
The complete 1st quarter report 2009 is available on www. eksportfinans.no
For further information, please contact:
President and CEO Gisele Marchand, tel: +47 41 51 74 89,
e-mail: gma@eksportfinans.no
EVP Director of Staff/ Head of Communications Elise Lindbæk,
tel: + 47 22 01 22 64, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to both the export industry and the public sector.